

Advantage Announces Annual Meeting Voting Results

June 26, 2014

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, June 26, 2014 – Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce that on June 26, 2014 it held its annual general meeting of shareholders (the "Meeting"). A total of 129,183,528 common shares (approximately 76.28% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of four nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with common shares represented at the Meeting voting by way of ballot in favour of the individual nominees as follows:

Stephen E. Balog	98.34%
Paul G. Haggis	98.32%
Andy J. Mah	99.70%
Ronald A. McIntosh	98.33%

Advantage is also pleased to announce that following the Meeting, Mr. Grant B. Fagerheim was re-appointed to the Board of Directors of Advantage.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com